SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com May 3, 2018

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Division of Investment Management

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RE:                           RMR Real Estate Income Fund (File No. 811-22260) Preliminary Proxy Statement Filing on Schedule 14A

Ladies and Gentlemen:

On behalf of RMR Real Estate Income Fund (the “Fund”), we reference the filing, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, of the Fund’s Preliminary Proxy Statement on Schedule 14A on May 3, 2018 (Accession Number 0001047469-18-003464) (the “Proxy Statement”), which will be used in connection with the Fund’s special meeting of shareholders to be held for approval of a new investment advisory agreement on Wednesday, July 11, 2018.  The Proxy Statement consists of a notice of meeting, the proxy statement, a notice of internet availability, and form of proxy.

Should you have any comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Mike Hoffman at (212) 735-3406.  Thank you for your consideration.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon